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EXHIBIT 3.1

COMPOSITE CERTIFICATE OF INCORPORATION

OF

KEYON COMMUNICATIONS HOLDINGS, INC.
(As of November 16, 2007)

        FIRST: The name of this Corporation is KeyOn Communications Holdings, Inc.

        SECOND: The address, including street, number, city and county, of the registered office of the Corporation in the State of Delaware is 615 South DuPont Highway, Dover, Delaware 19901, County of Kent; and the name of the registered agent of the Corporation in the State of Delaware at such address is National Corporate Research, Ltd.

        THIRD: The nature of the business and of the purposes to be conducted and promoted by the Corporation is to conduct any lawful business, to promote any lawful purpose, and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

        FOURTH: The total number of shares of stock of which the Corporation shall have authority to issue is One Hundred Million (100,000,000), which shall be divided into two classes as follows: Ninety Five Million (95,000,000) shares of common stock, $0.001 par value per share, and Five Million (5,000,000) shares of preferred stock, $0.001 par value per share.

        Effective as of 5:00 pm, New York time, on October 26, 2007 (the "Effective Time") each share of the Corporation's common stock, $0.001 par value per share (the "Old Common Stock"), issued and outstanding immediately prior to the Effective Time, will be automatically reclassified as and converted into 1/2 of a share of common stock, $0.001 par value per share, of the Corporation (the "New Common Stock"). Any stock certificate that, immediately prior to the Effective Time, represented shares of the Old Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of the New Common Stock as equals the product obtained by multiplying the number of shares of Old Common Stock represented by such certificate immediately prior to the Effective Time by 1/2. No fractional shares of New Common Stock shall be issued as a result of such stock split, and any fractional shares owed due to such split shall be rounded up to the nearest whole share.

        FIFTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders, of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders, of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

        SIXTH: The original By-Laws of the Corporation shall be adopted by the incorporator. Thereafter, the power to make, alter, or repeal the By-Laws, and to adopt any new By-Law, shall be vested in the Board of Directors.

        SEVENTH: To the fullest extent that the General Corporation Law of the State of Delaware, as it exists on the date hereof or as it may hereafter be amended, permits the limitation or elimination of the liability of directors, no director of this Corporation shall be personally liable to this Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Notwithstanding the foregoing, a director shall be liable to the extent provided by applicable law: (1) for any breach of the directors' duty of loyalty to the Corporation or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) under section 174 of the General Corporation Law of the State of Delaware; or (4) for any transaction from which the director derived any improper personal benefit. Neither the amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall adversely affect any right or protection of a director of the Corporation existing at the time of such amendment or repeal.

        EIGHTH: The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section. The Corporation shall advance expenses to the fullest extent permitted by said section. Such right to indemnification and advancement of expenses shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The indemnification and advancement of expenses provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise.

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COMPOSITE CERTIFICATE OF INCORPORATION OF KEYON COMMUNICATIONS HOLDINGS, INC. (As of November 16, 2007)